

December 5, 2017

<u>Via E-Mail</u>
Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

      Re: CytoDyn Inc.
              Schedule TO-I
              Filed November 24, 2017
              File No. 005-79349

Dear Dr. Pourhassan:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 99(a)(1)(B)</u>

<u>Offer to Amend and Exercise</u>

1. Condition (i) to the offer as set forth on pages 1 and 15 suggests that the offer is limited to holders of Original Warrants who are accredited investors. Since it is possible that the current holders of Original Warrants may not consist entirely of accredited investors, please revise the Offer to Amend and Exercise and accompanying Acceptance and Exercise Documents to clarify that the offer is not limited to accredited investors. Refer to Rule 13e-4(f)(8)(i).

<u>Exhibit 99(a)(1)(C)</u>

<u>Acknowledgments and Representations and Warranties</u>

2. Representations and warranties (2) through (5), set forth on page 2, appear to operate as disclaimers or waivers of rights and/or to impermissibly restrict participation in the tender offer under Rule 13e-4(f)(8)(i). Please revise to eliminate these representations as a requirement to tender, or provide an analysis as to how these representations do not so operate and are consistent with Rule 13e-4(f)(8)(i).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-Mail
        Michael Lerner, Esq.
        Steven Skolnick, Esq.
        Lowenstein Sandler LLP